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                                                                      EXHIBIT 12

 RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges for Irvine Apartment Communities, Inc. and Irvine Apartment Communities,
L.P.:

                                                              YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                    1998      1997      1996      1995      1994
                                                  --------   -------   -------   -------   -------
EARNINGS
Earnings before extraordinary item..............  $ 73,549   $58,583   $41,192   $25,056   $12,279
Add back:
  Interest expense..............................    27,822    30,368    29,506    25,894    26,827
  Amortization of deferred financing costs......     1,942     2,369     2,627     8,510    15,942
  Portion of rent expense deemed to represent
     interest...................................       148       128       115        89        68
                                                  --------   -------   -------   -------   -------
  Earnings available for fixed charges..........  $103,461   $91,448   $73,440   $59,549   $55,116
                                                  ========   =======   =======   =======   =======
FIXED CHARGES
Interest expense................................  $ 27,822   $30,368   $29,506   $25,894   $26,827
Amortization of deferred financing costs........     1,942     2,369     2,627     8,510    15,942
Capitalized interest............................    12,280     5,704     3,151     6,779     1,261
Redeemable preferred interests..................    12,317
Portion of rent expense deemed to represent
  interest......................................       148       128       115        89        68
                                                  --------   -------   -------   -------   -------
Fixed Charges...................................  $ 54,509   $38,569   $35,399   $41,272   $44,098
                                                  ========   =======   =======   =======   =======
Ratio of earnings to fixed charges..............      1.90x     2.37x     2.07x     1.44x     1.25x
                                                  ========   =======   =======   =======   =======
Excess of fixed charges over earnings...........       n/a       n/a       n/a       n/a       n/a

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, minority interest, extraordinary items and certain fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs, that portion of rental expense representative of the interest factor in leases and redeemable preferred interests. The ratios are computed using the amounts for the Company and the Operating Partnership, on a consolidated basis, including its majority owned subsidiaries.